Exhibit 99.1

High Tide Celebrates 420,000 Cabana Club Members with Exclusive Prize Giveaway on 4/20

CALGARY, AB, Feb. 23, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Cabana Club loyalty program has recently surpassed the milestone of 420,000 members. This milestone represents Cabana Club membership growth of 71% since the Company launched its discount club model on October 20, 2021. As a celebration of this achievement, High Tide will be awarding an exclusive prize package to a randomly-selected member of the Cabana Club on April 20, 2022 at 4:20 PM Mountain Time.1 The prize package will consist of a car valued at approximately $42,000, or a cash equivalent, as well as an all-expenses paid roundtrip flight to Calgary and dinner with Raj Grover, the Company's President and Chief Executive Officer.

High Tide Inc. February 23, 2022 (CNW Group/High Tide Inc.)

"I am very excited to be able to make this announcement today. As showcased by our impressive growth over the last four months, Canadians have responded incredibly positively to our discount club model, with over 175,000 members having signed up since the model's launch, and the Cabana Club having recently surpassed the 420,000 member milestone," said Raj Grover, President and Chief Executive Officer of High Tide. "Our Cabana Club remains free to join, and until April 20th, 2022, any resident of Canada (excluding Quebec residents) who is of legal age in the province that they reside, who joins the Cabana Club, will become eligible to participate in this exclusive giveaway. We owe our continued success to our outstanding customers, as over 90% of our daily transactions are now conducted by our loyal Cabana Club members, and this is just one more way to say thank you to our incredible Cabana Club community," added Mr. Grover. Official contest rules can be found at: https://cannacabana.com/blogs/news/cabana-club-giveaway-win-a-2022-toyota-prius-vip-trip.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 111 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this news release include statements relating to: the the details regarding the Company's intention to award an exclusive prize package to a randomly-selected member of the Cabana Club; and the Company's strategy to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to award the exclusive prize package on the terms and conditions outlined in this news release, High Tide's ability execute on its business plan and High Tide's ability to obtain one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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[1] Please see contest rules for further details at: https://cannacabana.com/blogs/news/cabana-club-giveaway-win-a-2022-toyota-prius-vip-trip. Please note that the Company reserves the right to withdraw, amend, terminate or suspend in whole or in part this Contest at any time without prior notice and without liability if the Company determines that for any reason the Contest is not capable of being conducted as planned. This Contest Process will be subject to compliance with the Cannabis Act and associated Regulations.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Robert Nelson, Coordinator, Corporate and Public Affairs, rnelson@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 23-FEB-22